EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

21st Century Insurance Group (DE) (95-1935264)

(Subsidiaries wholly owned)

-	21st Century Insurance Company (CA) (95-2565072)
-	21st Century Casualty Company (CA) (95-4136306)
-	21st Century Insurance Company of the Southwest (TX) (86-0812982)
-	20th Century Insurance Services, Inc. (NV) 95-4723863)
-	dba 21st Century Insurance and Financial Services
-	dba 21st Century Insurance Agency (MI)
-	dba 21st Century Insurance Agency and Financial Services (NY)
-	i21 Insurance Services (CA) (61-1420182)